                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                (AMENDMENT NO.2)

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              STERLING SUGARS, INC.
                              (Name of the Issuer)

                              STERLING SUGARS, INC.
                                  P. O. BOX 572
                               FRANKLIN, LA 70538
                       (Names of Persons Filing Statement)

                             M.A. PATOUT & SON, LTD.
                                PETER V. GUARISCO
                                ROBERT B. PATOUT
                              FRANK WILLIAM PATOUT
                             WILLIAM S. PATOUT, III
        (Names of Persons Filing Statement, if other than the Registrant)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    859604100
                      (CUSIP Number of Class of Securities)

                                CRAIG P. CAILLIER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  P.O. BOX 572
                               FRANKLIN, LA 70538
            (Name, Address and Telephone Number of Person Authorized
  to Receive Notices and Communications on Behalf of Persons Filing Statement)

      This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.    [ ] A tender offer.

d.    [ ] None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

      Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

         Transaction Valuation            Amount of Filing Fee
         $934,848*                        $110.03**

* The "Transaction Value" amount referred to above is approximately the sum of
(i) the product of 2,500,000 outstanding shares of Common Stock and $9.00, the cash price per share to be paid in the proposed reverse stock split and (ii) 0.0288, the estimated percentage of outstanding shares of Common Stock to be acquired by the issuer pursuant to the reverse stock split.

** In accordance with Fee Rate Advisory #6 for Fiscal Year 2005 issued by the U.S. Securities and Exchange Commission on December 9, 2004, under the Securities Exchange Act of 1934, by multiplying the Transaction Value by 0.00011770.

      [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount previously paid:     $186.97
      Form or Registration No.:   13E-3
      Filing Party:               Sterling Sugars, Inc.
      Date Filed:                 November 8, 2004

                                  INTRODUCTION

      This Amendment No. 2 amends, supplements, and restates both the Rule 13e-3 Transaction Statement on Schedule 13E-3 ("SCHEDULE 13E-3") filed with the Securities and Exchange Commission on November 8, 2004, as well as the Amendment No. 1 to that Schedule 13E-3 filed on February 9, 2005, by Sterling Sugars, Inc., a Louisiana Corporation ("STERLING" or the "COMPANY"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13E-3 thereunder. The Company is submitting to its Stockholders a proposal to take the Company private through the adoption of an amendment to Sterling's Articles of Incorporation providing for:

(a) a one-for 2,000 reverse stock split of the Company's one dollar ($1.00) par value common stock ("COMMON STOCK"); and

(b) a cash payment of $9.00 per pre-split share of Common Stock, in lieu of issuance of fractional shares, to Stockholders left with less than one share following the reverse stock split (the "PURCHASE PRICE").

      Items (a) and (b) will be considered one proposal (the "SPLIT
TRANSACTION").

      This Schedule 13E-3 is being filed with the Securities and Exchange Commission along with a preliminary proxy statement, including annexes, filed by the Company pursuant to Regulation 14A under the Exchange Act ("PROXY STATEMENT"), which will notify Stockholders of the Annual Meeting of Company Stockholders, scheduled for June 30, 2005, where Stockholders will be asked to approve the Split Transaction, elect Directors and conduct any other business properly brought before the Annual Meeting.

      The following Cross-Reference Sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and provides the location in the Proxy Statement of all information required to be included therein. A copy of the Proxy Statement is included as EXHIBIT ("A") to this Schedule 13E-3. All information contained in the Proxy Statement is expressly incorporated herein by reference, and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the filing date of this
Schedule 13E-3, the Proxy Statement is in preliminary form and

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is subject to completion or amendment.

      This Amendment No. 2 will be amended to reflect any such changes. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET

      The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

      (a)   NAME AND ADDRESS:

      The name of the subject company is Sterling Sugars, Inc. The Company is a Louisiana corporation with is principal executive offices located at 611 Irish Bend Road, Franklin, Louisiana, 70538. The Company's telephone number is (337) 828-0620.

      (b)   SECURITIES.

      The information set forth in the Proxy Statement under the captions "VOTING SECURITIES" and "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE SPLIT TRANSACTION - Effect of Split Transaction on Sterling" is herein incorporated by reference.

      (c)   TRADING MARKET AND PRICES.

      The Company's Common Stock is traded on the OTC Bulletin Board. The trading symbol is "SSUG". The following table lists the high and low sales prices for the Company's Common Stock as quoted on the OTC Bulletin Board for the periods indicated.

                                         HIGH           LOW
                                        -----          -----
FISCAL YEAR ENDING JULY 31, 2004

     First Quarter                      $6.60          $6.25
     Second Quarter                     $7.00          $6.00
     Third Quarter                      $8.00          $6.01
     Fourth Quarter                     $6.25          $6.25

FISCAL YEAR ENDING JULY 31, 2003

     First Quarter                      $6.00          $5.75
     Second Quarter                     $5.76          $5.75
     Third Quarter                      $5.90          $5.76
     Fourth Quarter                     $6.00          $5.90

FISCAL YEAR ENDING JULY 31, 2002

     First Quarter                      $6.00          $5.75
     Second Quarter                     $5.90          $5.81
     Third Quarter                      $6.25          $5.84
     Fourth Quarter                     $5.80          $5.75

      Information for the periods referenced above has been furnished by the OTC Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

      (d)   DIVIDENDS.

      Sterling declared no dividends during the two year period.

      (e)   PRIOR PUBLIC OFFERINGS.

      None.

      (f)   PRIOR STOCK PURCHASES.

      Sterling has not repurchased any of its shares during the two year period.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a)   NAME AND ADDRESS.

      The filing person, the Company, is also the subject company. The Company's address and telephone number are provided in Item 2 above. The executive officers and directors of the Company are set forth below.

      EXECUTIVE OFFICERS (The information set forth in the Proxy Statement under the caption "INFORMATION CONCERNING MANAGEMENT-Business Experience of Executive Officers" and "INFORMATION CONCERNING MANAGEMENT - Security Ownership of Management" is herein incorporated by reference):

      Craig P. Callier - President and CEO.
      Rivers Patout - Vice President and General Manager.

      DIRECTORS (The information set forth in the Proxy Statement under the caption "ELECTION OF DIRECTORS - Business Experience of Directors" is herein incorporated by reference):

         Bernard E. Boudreaux, Jr.
         Peter V. Guarisco
         Victor Guarisco, II
         James R. Keys
         Frank William Patout
         Robert B. Patout
         William S. Patout, III

      M.A. Patout & Son, Ltd., is a filing person other than the subject company. The business address of M.A. Patout & Son, Ltd., is 3512 J Patout Burns Rd, Jeanerette, Louisiana, 70544, and its business telephone number is (337) 276-4592. It is affiliated with the subject company in that it owns approximately 63% of the voting stock of the subject company.

      (b)   BUSINESS AND BACKGROUND OF ENTITIES OTHER THAN COMPANY.

      M.A. Patout & Son, Ltd., is a Louisiana-organized corporation, and its principal business is the operation of a factory which processes sugar cane into raw sugar. To the knowledge of Sterling Sugars, Inc., during the last five years, M.A. Patout & Son, Ltd. has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a judicial or administrative proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violations of such laws.

      (c)   BUSINESS AND BACKGROUND OF NATURAL PERSONS.

      The information regarding the background of the Company's directors and executive officers, pursuant to General Instruction C to Schedule 13E-3, is set forth under the heading "ELECTION OF DIRECTORS-Business Experience of Directors" in the

Proxy Statement and is incorporated herein by reference, including, without limitation, the businesses and backgrounds of Peter V. Guarisco, Robert B. Patout, Frank William Patout, and William S. Patout, III, also incorporated herein by reference.

      To the knowledge of Sterling Sugars, Inc., during the last five years, none of the foregoing filing persons, directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a judicial or administrative proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violations of such laws.

ITEM 4. TERMS OF THE TRANSACTION

(a)   MATERIAL TERMS.

      (1)   TENDER OFFERS.

      Not Applicable.

      (2)   MERGERS OR SIMILAR TRANSACTIONS.

            (i) TRANSACTION DESCRIPTION. This information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

            (ii) CONSIDERATION. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Background, Purpose, Structure and Effect of Split Transaction - Cash Payment in Lieu of Shares of Common Stock" is incorporated herein by reference.

            (iii) REASONS FOR THE TRANSACTION. The information set forth in the
                  Proxy Statement under the caption "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of Split transaction - Background," "- Purpose and Reasons for Split transaction" and "- Factors Considered by the Board" is incorporated herein by reference.

            (iv) VOTE REQUIRED FOR APPROVAL. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Vote Required" is incorporated herein by reference.

            (v) DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Background, Purpose, Structure and Effect of Split Transaction - Structure of the Split Transaction and Effect on Sterling's Stockholders Who Receive Cash Payments," "Conversion of Shares in Split Transaction" and "Effect of the Split Transaction on Affiliates" is incorporated herein by reference.

            (vi)  ACCOUNTING TREATMENT. Not Applicable.

            (vii) FEDERAL INCOME TAX. The information set forth in the Proxy
                  Statement under the caption "Background, Purpose, Structure and Effect of the Split Transaction - Material U.S. Federal Income Tax Consequences of the Split Transaction" is incorporated herein by reference.

      (c)   DIFFERENT TERMS.

      The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET", "Background, Purpose, Structure and Effect of the Split Transaction - Structure of the Split Transaction and Effect on Sterling's Stockholders Who Receive Cash Payments," "Conversion of Shares in Split Transaction" and "Cash Payment in Lieu of Shares of Common Stock" is incorporated herein by reference.

      (d)   APPRAISAL RIGHTS.

      The information set forth in the Proxy Statement under the caption "Appraisal Rights" is incorporated herein by reference.

      (e)   PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS.

      None.

      (f)   ELIGIBILITY FOR LISTING OR TRADING.

      Not Applicable.

ITEM 5. PAST CONTACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.

      (a)   TRANSACTIONS.

      The information set forth in the Proxy Statement under the caption "Certain Transactions" is incorporated herein by reference. Except as otherwise provided in the Proxy Statement, during the past two (2) years, there have been no transactions between any Filing Person and Sterling (or any of its business-entity affiliates) with an aggregate value exceeding one percent (1%) of Sterling's consolidated revenues for either the fiscal year when the transaction occurred, or the past portion of the current fiscal year for any transaction(s) that occurred in the current year. Except as otherwise provided in the Proxy Statement, during the past two (2) years, there have been no transactions between any Filing Person and any executive officer, director, or affiliate of Sterling that is a natural person with an aggregate value exceeding sixty-thousand dollars ($60,000).

      (b)   SIGNIFICANT CORPORATE EVENTS.

      The information set forth in the Proxy Statement under the caption "Certain Transactions" is incorporated herein by reference. Except as otherwise provided in the Proxy Statement, during the past two (2) years, there have been no negotiations, transactions or material contacts between any Filing Person (or any of subsidiary, executive officer, director, or controlling person of such Filing Person) and Sterling concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Sterling's securities, election of Sterling's directors, or sale or other transfer of a material amount of assets of Sterling.

      (c)   NEGOTIATIONS OR CONTACTS.

      The information set forth in the Proxy Statement under the caption "Certain Transactions" is incorporated herein by reference. Except as otherwise provided in the Proxy Statement, during the past two (2) years, there have been no negotiations or material contacts concerning any matter referred to in Paragraph III above between:

      A.    Any affiliates of Sterling; or

      B. Sterling (or any of its affiliates) and any person not affiliated with Sterling who would have a direct interest in such matters

      (e)   AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES.

      The information set forth in the Proxy Statement under the caption "Certain Transactions" is incorporated herein by reference. Except as otherwise provided in the Proxy Statement, there are no agreements, arrangements, or understandings, whether or not legally binding, between any Filing Person (or any of subsidiary, executive officer, director, or controlling person of such Filing Person) and any other person with respect to any securities of Sterling. This includes no transfers or voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

ITEM  6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (b)   USE OF SECURITIES ACQUIRED.

      The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET", "Introduction", and "Background, Purpose, Structure and Effect of Split Transaction" is herein incorporated by reference.

      (c)   (1)-(8)PLANS.

      The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET," "Introduction," and "Background, Purpose, Structure and Effect of the Split Transaction," is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

      (a)   PURPOSES.

      The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET", "Risk Factors", "Background, Purpose, Structure and Effect of the Split Transaction - Purpose and Reasons for the Split Transaction," "Effect of Split Transaction on Sterling" and "Certain Effects of the Split Transaction" is herein incorporated by reference.

      (b)   ALTERNATIVES.

      The information set forth in the Proxy Statement under the caption "Background, Purpose, Structure and Effect of the Split Transaction - Alternatives to the Split Transaction" is herein incorporated by reference.

      (c)   REASONS.

      The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET", "Risk Factors", "Background, Purpose, Structure and Effect of the Split Transaction - Purpose and Reasons for the Split Transaction", "Background, Purpose, Structure and Effect of the Split Transaction - Structure of the Split Transaction", "Factors Considered by the Board", and "Factors Considered by the Board - Effect of the Split Transaction on Sterling" is incorporated herein by reference.

      (d)   EFFECTS.

      The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET", "Risk Factors", "Background, Purpose, Structure and Effect of the Split Transaction - Purpose and Reasons for the Split Transaction", "Factors Considered by the Board", "Source of Funds and Amount of Funds", "Structure of the Split Transaction and Effect on Sterling's Stockholders", "Conversion of Shares in Split Transaction", "Effect of Split Transaction on Sterling", "Effect of the Split Transaction on Patout", "Effect of the Split Transaction on Affiliates", "Cash Payment in Lieu of Shares of Common Stock", "Plans or Proposals After the Split Transaction", "Material U.S. Federal Income Tax Consequences of the Split Transaction", and "Certain Effects of the Split Transaction" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

      (a)-(b) FAIRNESS; FACTORS CONSIDERED IN DETERMINING FAIRNESS.

      The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET", "Recommendation of the Board of

Directors", "Background, Purpose, Structure and Effect of the Split Transaction
- Factors Considered by the Board" and "Opinion of Independent Financial Advisor" is incorporated herein by reference.

      (c)   APPROVAL OF SECURITY HOLDERS.

      The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Vote Required" is incorporated herein by reference.

      (d)   UNAFFILIATED REPRESENTATIVE.

      The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Background, Purpose, Structure and Effect of the Split Transaction - Factors Considered by the Board" and "Opinion of Independent Financial Advisor" is incorporated herein by reference.

      (e)   APPROVAL OF DIRECTORS.

      The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Recommendation of the Board of Directors" is incorporated herein by reference.

      (f)   OTHER OFFERS.

      Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

      (a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.

      The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Background, Purpose, Structure and Effect of the Split Transaction - Factors Considered by the Board of Directors", "Opinion of Independent Financial Advisor", and Annex B, "FAIRNESS OPINION" is incorporated herein by reference.

      Annex B - "Fairness Opinion". The presentation materials prepared by the independent financial advisor for the Board of Directors dated November 5,

      2004, as well as the land and mineral appraisals prepared by Logan Babin Real Estate and Collarini & Associates, Inc., respectively, and the sugarcane crop appraisal prepared Calvin Viator, Ph.D. and Associates, L.L.C., are included in this Schedule 13E-3 as Exhibit (C)(3) and will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested Stockholder or representative of a Stockholder designated in writing.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

      (a)-(b) SOURCE OF FUNDS; CONDITIONS.

      The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Background, Purpose, Structure and Effect of the Split Transaction - Source of Funds and Financial Effect of the Split Transaction", is incorporated herein by reference. Sterling has no alternative financing arrangements or alternative financing plans if the primary financing falls through.

      (c)   EXPENSES.

      The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Background, Purpose, Structure and Effect of the Split Transaction - Source of Funds and Amount of Funds", is incorporated herein by reference.

      (d)   BORROWED FUNDS.

      None.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a)   SECURITIES OWNERSHIP.

      The information set forth in the Proxy Statement under the caption "Information and Security Ownership of Management and Certain Beneficial Owners" is incorporated herein by reference.

      (b)   SECURITIES TRANSACTIONS.

      Not Applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

      (d)   INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION.

      The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "Background, Purpose, Structure and Effect of the Split Transaction - Purpose and Reasons for the Split Transaction" and "Vote Required" is incorporated herein by reference.

      (e)   RECOMMENDATIONS OF OTHERS.

      The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET", "Introduction" and "Recommendation of the Board of Directors" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

      (a)   FINANCIAL INFORMATION.

      The information set forth in the Company's Annual Report on Form 10-K, for the fiscal year ended July 31, 2004, under the caption "Item 7 - Financial Statements", and Quarterly Report on Form 10-Q, for the fiscal quarter ended April 30, 2004 under the caption "Item 1 - Financial Statements" is incorporated herein by reference. The information set forth in the Proxy Statement under the captions "Background, Purpose, Structure and Effect of the Split Transaction - Factors Considered by the Board" and "AVAILABLE INFORMATION" is incorporated herein by reference.

      (b)   PRO FORMA INFORMATION.

      The information set forth in the Proxy Statement under the caption "Background, Purpose, Structure and Effect of the Split Transaction - Effect of the Split Transaction on Affiliates" and "SUMMARY FINANCIAL INFORMATION - Summary Historical and Pro Forma Financial Information" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a)-(b) SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS.

      The information set forth in the Proxy Statement under the captions "INTRODUCTION", "SUMMARY TERM SHEET", "Background, Purpose, Structure and Effect of the Split Transaction - Factors Considered by the Board", "Source of Funds and Amount of Funds" and "Opinion of Independent Financial Advisor" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

      (b)   OTHER MATERIAL INFORMATION.

      The information set forth on the Proxy Statement and appendices thereto is incorporated herein by reference.

ITEM 16. EXHIBITS.

EXHIBIT   DESCRIPTION
"A"       Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 23, 2004 (incorporated herein by reference).

"B"       Not applicable.

"C"       Fairness Opinion of Chaffe & Associates, Inc., dated November 23, 2004
         (incorporated herein by reference to Annex B to the Proxy Statement).

"D"       Not applicable.

"E"       Not applicable.

"F"       Not applicable.

                                    SIGNATURE

      After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 31, 2005

                                             STERLING SUGARS, INC.

                                             BY: /s/ CRAIG P. CAILLIER
                                                --------------------------

                                             Craig P. Caillier, President

                                             M.A. PATOUT & SON, LTD.

                                             BY:  /s/ CRAIG P. CAILLIER
                                                --------------------------

                                             ITS: President
                                                 -------------------------

                                             /s/ PETER V. GUARISCO
                                             -----------------------------
                                             Peter V. Guarisco*

                                             /s/ ROBERT B. PATOUT
                                             -----------------------------
                                             Robert B. Patout

                                             /s/ FRANK WILLIAM PATOUT
                                             -----------------------------
                                             Frank William Patout

                                             /s/ WILLIAM S. PATOUT, III
                                             -----------------------------
                                             William S. Patout, III

*By J. Scott Tucker and
    Victor Guarisco, II.


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